Exhibit 99.3

Dear colleagues

Your hard work and commitment over the last few months is reflected in Credit Suisse Group’s improved performance in the second quarter. The Group succeeded in doubling its first quarter result and posted a net profit of CHF 1.3 billion. This demonstrates that our measures to restore core earnings strength and reduce costs are being implemented across the Group. While these results represent the early stages of the execution of our strategy to return to sustained profitability, the markets remain challenging and we need to stay focused on rebuilding our franchise and on disciplined cost control.

Following a net asset outflow of CHF 3.5 billion in the first quarter of 2003, the Group reported net new assets of CHF 2.3 billion in the second quarter. This included CHF 4.8 billion of net new assets at Credit Suisse Financial Services, which were offset by an outflow of CHF 2.5 billion from Credit Suisse First Boston. Against the backdrop of more favorable market conditions than in prior periods, assets under management totaled CHF 1,234.2 billion at the end of the second quarter, up 6.4% versus the close of the previous quarter.

Credit Suisse Group continued to strengthen its capital base during the second quarter of 2003, due primarily to earnings generation, managed balance sheet growth and the sale of non-core businesses (Pershing). The Group’s consolidated BIS tier 1 ratio stood at 11.1% as of June 30, 2003, up from 10.0% as of March 31, 2003. The capital ratio as of the end of June does not yet reflect Winterthur’s agreements to sell Churchill in the UK, Winterthur Italy and Republic in the US, all announced during the second quarter of 2003, which are expected to further improve the Group’s capital position upon completion in the second half of the year.

Credit Suisse Financial Services increased its net profit by CHF 145 million compared with the previous quarter and CHF 1.1 billion versus the second quarter of 2002, to CHF 829 million, with all segments improving their results quarter-on-quarter. Both banking segments achieved a significant increase in operating income due primarily to higher business volumes. Stronger second quarter results in the insurance business were mainly attributable to lower administration costs.

Credit Suisse First Boston continued to make substantial progress toward its goal of achieving competitive levels of profitability through improved revenues and continued cost control. Credit Suisse First Boston reported a net profit of USD 296 million (CHF 395 million) in the second quarter of 2003, an increase of 84% on a US dollar basis compared with the first quarter. Net operating profit was USD 426 million (CHF 570 million), an increase of 46% on a US dollar basis compared with the first quarter (excluding the amortization of acquired intangible assets and goodwill, net of tax). Fixed Income continued its strong performance from the first quarter, while increased contributions from the Equity and Investment Banking divisions resulted in a more balanced revenue mix for the Institutional Securities segment overall. The CSFB Financial Services segment also achieved a slightly better result compared with last quarter. Credit Suisse First Boston achieved an 18.5% operating return on equity this quarter, compared with a 12.4% operating return on equity for the first quarter of 2003.

In conjunction with the publication of our second quarter results, we also announced today that the Group’s Board of Directors has approved a number of changes relating to our stock-based compensation. Effective as of January 1, 2003, Credit Suisse Group adopted the fair value method of expensing future option awards and modified its practice with regard to the use of options. Option awards will continue to be part of Credit Suisse Group’s compensation plans as a means of aligning employee and shareholder interests and retaining key personnel but at a lower level than in recent years. In addition, Credit Suisse Group will introduce three-year vesting for all option awards granted in future compensation cycles. For future stock awards at Credit Suisse First Boston, a three-year vesting period will be introduced in line with industry practice in investment banking. The Board has also approved an option reduction program, which will allow employees to exchange certain of their outstanding vested options for either new options, restricted or phantom shares or a 50/50 combination thereof determined on a value-for-value basis under applicable accounting rules. The program is designed to exchange previously awarded option grants for equity-based compensation awards that provide a more effective means of rewarding and retaining our best senior people, while at the same time reducing the total number of outstanding options. The reduction will make more Credit Suisse Group shares available for future equity-based awards.

Given the current business environment, we expect continued sound profitability for 2003, although many of Credit Suisse Group’s markets remain challenging. We must continue to concentrate on increasing productivity and on revenue growth despite the significant improvement compared with last year. To ensure that we remain successful in the current environment, we need to focus even more closely on our clients and their needs, and we must use our skills and innovation to set ourselves apart from our peers.

The recovery in our share price over the last few months is a sign that investors believe we are getting back on track. We would like to thank you for your considerable efforts and continued commitment to the success of Credit Suisse Group.

Oswald J. Grübel	John J. Mack

Credit Suisse Group (“CSG”) has not commenced the exchange offer to which this communication pertains. Holders of CSG options are strongly advised to read the Schedule TO, the Offer to Exchange and other documents related to the exchange offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CSG options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CSG’s Human Resources department.

Cautionary Statement regarding forward-looking information
 This Broadcast contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.